ORBITAL CORPORATION LIMITED ABN 32 009 344 058	4 WHIPPLE STREET BALCATTA WA 6021 AUSTRALIA TELEPHONE: +61 8 9441 2311 FACSIMILE: +61 8 9441 2133 http://www.orbitalcorp.com.au
ASX Code: OEC
FOR IMMEDIATE RELEASE: 28 FEBRUARY 2011	OTCBB Code: OBTMY

RETIREMENT OF DIRECTOR

PERTH, AUSTRALIA – 28 February, 2011 – In accordance with Listing Rule 3.16, Orbital Corporation Limited (“Orbital”) wishes to announce the retirement of Grahame Young as a director of the Company effective 28 February 2011.

Mr Young has served as a non-executive director of Orbital and its predecessor entities since November 1985. Mr Young was Chairman of the Audit Committee, and a member of the Human Resources, Remuneration and Nomination Committee.

Mr Young said “25 years is a long time to be on a board, probably too long.  I have enjoyed it, but I have wanted to complete the process of renewal which began some years ago.  The company has many exciting opportunities and I am confident it has the team to capitalise on them.”

Chairman Peter Day wished Mr Young well and thanked him for his significant contribution to Orbital over many years.

“Grahame has been an invaluable member of the Board and its Committees and will be greatly missed by his fellow directors. Grahame has contributed his extensive legal and commercial expertise to all facets of the governance and operations of Orbital” said Mr Day.

Mr Day advised that Dr Jones will assume the role as Chairman of the Audit Committee and Dr Braach-Maksvytis the role as Chairman of the Human Resources, Remuneration and Nomination Committee.

ENDS

CONTACTS	Peter Day Chairman Tel: +61 8 9441 2311	Email Info@orbitalcorp.com.au Website www.orbitalcorp.com.au

About Orbital

Orbital is an international developer of innovative technical solutions for a cleaner world. Orbital provides innovation, design, product development and operational improvement services to the world’s producers, suppliers, regulators and end users of engines and engine management systems for application in motorcycles, marine and recreational vehicles, automobiles and trucks. Orbital's principal operations in Perth, Western Australia, provide a world class facility with capabilities in design, manufacturing, development and testing of engines and engine management systems.  Headquartered in Perth, Western Australia, Orbital stock is traded on the Australian Stock Exchange (OEC) and the OTC Bulletin Board (OBTMY).

Forward Looking Statements

This release includes forward-looking statements that involve risks and uncertainties. These forward-looking statements are based upon management's expectations and beliefs concerning future events. Forward-looking statements are necessarily subject to risks, uncertainties and other factors, many of which are outside the control of the Company, that could cause actual results to differ materially from such statements. Actual results and events may differ significantly from those projected in the forward-looking statements as a result of a number of factors including, but not limited to, those detailed from time to time in the Company’s Form 20-F filings with the US Securities and Exchange Commission. Orbital makes no undertaking to subsequently update or revise the forward-looking statements made in this release to reflect events or circumstances after the date of this release.